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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Feinberg             Stephen
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

    450 Park Avenue, 28th Floor
--------------------------------------------------------------------------------
                                    (Street)

    New York              NY                       10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

  Wherehouse Entertainment, Inc.

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   August/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X*]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X*] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Persion

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

TRANSACTIONS BY CERBERUS PARTNERS, L.P.*
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            8/13/98       J**            13,112       A    **                          I*       *
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            8/26/98       J**               189       A    **         1,640,750*       I*       *
---------------------------------------------------------------------------------- -------------------------------------------------
TRANSACTIONS BY CERBERUS INTERNATIONAL, LTD.*
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            8/13/98       J**             12,233      A    **                          I*        *
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            8/26/98       J**                177      A    **         1,947,462*       I*        *
------------------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS BY ULTRA CERBERUS FUND, LTD*
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            8/13/98       J**              1,030      A    **                          I*        *
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            8/26/98       J**                 15      A    **          158,584*        I*        *
------------------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS BY THE FUNDS*
------------------------------------------------------------------------------------------------------------------------------------
Common  Stock                           8/13/98       J**             27,649      A    **                          I*        *
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            8/26/98       J**                399      A    **       3,196,765*         I*        *
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation  of  Responses:

* The reporting person possesses voting and investment control over all securities of Wherehouse Entertainment, Inc. (the "Company") owned by Cerberus, International, Ultra and The Funds. The reporting person's interest is limited to the extent of his pecuniary interest, if any, in Cerberus, International, Ultra and The Funds. The amount of securities beneficially owned at the end of the month reported in Column 5 of Table I includes the shares of common stock underlying the unexercised warrants held by Cerberus, International, Ultra and The Funds.

** The acquisitions of securities in the transactions described herein arise from a distribution by the Company pursuant to the Company's Plan of Reorganization ("Plan"), confirmed by an order of the United States Bankruptcy Court for the District of Delaware, entered on January 7, 1997. The effective date of the Plan occurred on January 31, 1997. For a summary of the Plan, reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, and the description of the acquisitions contained herein is qualified in its entirety by this reference to such summary of the Plan. Cerberus, International, Ultra and The Funds are Senior Lenders (as that term is defined in the Plan) for Plan administration purposes. Under the Plan, Senior Lenders are entitled to receive a distribution of cash and the Company's common stock (the "Initial Distributions") on account of their claims in the subject bankruptcy proceeding, which claims principally arose from debt (the "Debt") incurred by the Company in 1992 pursuant to the Pre-Petition Credit Agreement (as that term is defined in the Plan). The Senior Lenders also are entitled to receive additional distributions under the Plan (the "Additional Distributions") as the claims of unsecured creditors are resolved during the administration of the Plan. The aggregate value of the Initial Distributions and the Additional Distributions will not exceed the principal amount of the Debt. The acquisitions described above constitute Additional Distributions.



/s/ Stephen Feinberg                               September 4, 1998
________________________________                   ______________________
 **Signature of Reporting Person                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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